July 17, 2009

Via U.S. Mail, Fax (703) 813-6985, and Edgar Filing

Ms. Kate Tillan
Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC  20549-0306

Re:	Nu Horizons Electronics Corp.
Form 10-K for the year ended February 28, 2009
Filed April 29, 2009
File No. 001-08798

Dear Ms. Tillan:

Attached please find our response to your correspondence, dated June 22, 2009.  As requested, we provided details and supplemental information as necessary, to explain the nature of our disclosures.  For your convenience, we included your original comment prior to each response.

We acknowledge that Nu Horizons Electronics Corp. is responsible for the adequacy and accuracy of the disclosures in our filings and that the staff's comments, or changes to disclosure in response to the staff's comments, do not foreclose the Commission from taking any action with respect to the filings reviewed by the staff.  Furthermore, we acknowledge that Nu Horizons Electronics Corp. may not assert the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any of our responses require further explanation, please do not hesitate to contact me at 631-396-7300.

We look forward to working with you in completion of your review of the above referenced filing.

Sincerely,

/s/ Kurt Freudenberg
Kurt Freudenberg
Executive Vice President and Chief Financial Officer

Nu Horizons Electronics Corp. • 70 Maxess Road, Melville, New York 11747
Tel: (631) 396-5000 • Fax: (631) 396-3016
www.nuhorizons.com

Ms. Kate Tillan
United States Securities and Exchange Commission
July 17, 2009

Nu Horizons Electronics Corp.

Form 10-K for the Fiscal Year Ended February 28, 2009

Item 6.  Selected Financial Data, page 17

1.
We noted you included "Operating Income before Goodwill Impairment charge" as part of your table.  It appears that this is a non-GAAP measure, but we did not see where you provided the disclosures required by Item 10(e) of Regulation S-K.  Please revise to remove the non-GAAP measure in future filings or tell us why you do not believe such disclosures are required.  Otherwise, if you continue to provide these non-GAAP measures, please revise future filings to fully comply with Item 10(e) of Regulation S-K, including a presentation with equal or greater prominence of the most directly comparable GAAP measure, a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented, an explanation of why you believe the measure provide useful information to investors, and a statement of disclosing the additional purposes for the non-GAAP measure.

Management's Response:  In future filings, we will remove the non-GAAP measure "Operating Income before Goodwill Impairment Charge."

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 21

2.
Please tell us and revise future filings to explain why the goodwill of your NUE reporting unit became impaired.  Please also clarify whether you performed the test as part of your annual impairment testing, or as the result of an event or circumstance that reduced the fair value below the reporting unit's carrying value.  Refer to Item 303 of Regulation S-K and Instruction 4 to Paragraph 303(A).

Management's Response:  In future filings, we will explain in Management's Discussion and Analysis of Financial Condition and Results of Operations why the goodwill of our NUE reporting unit became impaired.  Below is our proposed disclosure that incorporates the staff’s comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

At the end of the third quarter of fiscal 2009, the NUE reporting unit began to experience a notable decline in its sales and operating results. During the fourth quarter we performed our annual impairment test and accordingly, the goodwill of $7,443,000 related to our NUE reporting unit was fully impaired.  This was the result of the global economic recession and the impact the recession had on the reporting unit’s current and projected performance including a significant reduction in product demand, deterioration in gross margin and reduced cash flow projections.

Ms. Kate Tillan
United States Securities and Exchange Commission
July 17, 2009

Nu Horizons Electronics Corp.

Critical Accounting Policies and Estimates, page 25

Goodwill and Other Indefinite Lived Intangible Assets, page 26

3.	In the interest of providing readers with a better insight into management's judgments into accounting for goodwill, please tell us and consider disclosing the following in future filings:

Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).

A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Management's Response:  Please note that since DT Electronics was only recently purchased in fiscal 2007 and its results of operations were strong prior to the recent economic recession that our impairment testing in the prior year did not include a detail valuation of the reporting unit.  Below is our proposed disclosure that incorporates the staff’s comments.

Goodwill and Other Indefinite Lived Intangible Assets

In determining the fair value of the reporting units, we utilized the Income Approach and the Market Approach. A discounted cash flow was used for the Income Approach and the Market Approach involved the calculation of the fair values of the reporting unit's enterprise value based upon selected multiples of comparable public companies.  We also considered the value indicated by the Company’s publicly-traded equity as a reasonableness check of our indicated values. The transaction approach was excluded due to lack of sufficient comparable transactions.

We weighed the Income and Market Approach equally at 50% because we believe these approaches are of equal relevance. Management insight into the business makes the Income approach a reliable factor. The Market Approach provides insight into value based on a collective view of investors in the relevant market expressed through investments in publicly traded companies.

Ms. Kate Tillan
United States Securities and Exchange Commission
July 17, 2009

Nu Horizons Electronics Corp.

Using the Income Approach required significant judgment and projections of future financial performance.  The key assumptions used in developing the Income approach are the projection of future revenues and expenses, working capital requirements, residual growth rates and the weighted cost of capital.  In developing our financial projections we consider historical data, current internal estimates and market growth trends. While changes to any of these assumptions could materially change the value of the reporting unit, we believe the assumptions underlying future revenues and expenses, working capital requirements, and residual growth rates are reasonable assumptions of both the business’ environment and macro-economic conditions at the impairment testing date.  We performed a sensitivity analysis of the weightings of the income and market approaches, the weighted cost of capital assumptions for the NUE Reporting Unit and the selected multiples applied in the market approach. This sensitivity test included relying 100.0 percent on the income approach or relying 100.0 percent on the market approach,  including a 100 basis point premium or a 100 basis point discount to the cost of capital, and applying a 10 percent premium or a 10 percent discount to the selected market multiples for the NUE Reporting Unit.  Based on our sensitivity analyses, our conclusion would not have been impacted under any of the above scenarios.

The assumptions and methodologies used for valuing goodwill in the current year have not changed from prior periods.

Item 8.  Financial Statements, page F-1

Consolidated Balance Sheets, page F-2

4.
Please tell us why inventory and accounts payable as of February 29, 2008 increased by $11,930,000.  Please discuss your consideration of SFAS 154.  Please also tell us whether this adjustment would have impacted your debt obligations.

Management's Response:  Inventory and accounts payable increased by $11,930,000 as of February 29, 2008,  to account for inventory in-transit  for which the Company had title, but was not physically received by the Company until after February 29, 2008.  In consideration of the accounting literature of SFAS 154 Accounting Changes and Error Corrections, Management believes that this adjustment was an error but the Company does not consider the error to be material in accordance with the qualitative and quantitative factors from SAB 99 as follows:

a)	This adjustment did not impact earnings or EPS for fiscal 2008.
b)	The adjustment was only approximately 4% of current assets.
c)	This adjustment had no impact on working capital.
d)	The adjustment did not affect our loan covenant or other compliance.

Ms. Kate Tillan
United States Securities and Exchange Commission
July 17, 2009

Nu Horizons Electronics Corp.

Consolidated Statements of Cash flows, page F-4

5.
We note that the amounts of your 'Effect of exchange rate changes' in the statements of cash flows equals the amounts shown for 'Foreign currency translation' in your statements of changes in shareholders' equity for fiscal years 2009 and 2008.  Please tell us how you applied paragraph 25 of SFAS 95 which requires that you report the reporting currency equivalent of foreign currency cash flows using the exchange rates in effect at the time of the cash flows.

Management's Response:
The Company has reviewed its statement of cash flows and notes that the “Effect of exchange rate changes” would require a reduction of approximately $63,000 and an increase of $318,000 respectively, for the fiscal years ended 2009 and 2008 to be in accordance with paragraph 25 of SFAS 95 which requires that we report the reporting currency equivalent of foreign currency cash flows using the exchange rates in effect at the time of the cash flows. The Company does not believe these adjustments are material to the financial statements as we noted the following changes would be required between net cash provided by operations, net cash used in investing activities and net cash used in financing activities:

	February 28, 2009	February 29, 2008
Net cash provided by operations	$(44,000)		$(299,000)
Net cash used in investing activities	-	$	(7,000)
Net cash used in financing activities	$107,000	$	(12,000)

In future filings, the Company will ensure that it reports the reporting currency equivalent of foreign currency cash flows using the exchange rates in effect at the time of the cash flows.

Note 1.  Organization and Summary of Significant Accounting Policies, page F-6

j.  Revenue Recognition, page F-8

6.
Please tell us and in future filings disclose how you apply SAB 104 to your particular transactions.  In this regard, we note that you typically record revenue upon shipment.  Please tell us and disclose the timing of other revenue recognition and explain why the revenue is not recorded upon shipment.

Management's Response: We note that revenue is recorded upon shipment for all revenue transactions. In accordance with Staff Accounting Bulletin No, 104, revenue is recognized when all of the following criteria are met:

▪	Persuasive evidence of an arrangement exist (an executed purchase order is received);
▪	Delivery has occurred or services have been rendered (the product has been shipped to customer);
▪	The seller's price to the buyer is fixed or determinable (pricing is determined when the purchase order is executed); and
▪	Collectability is reasonable assured (a credit evaluation is performed on all customers).

Ms. Kate Tillan
United States Securities and Exchange Commission
July 17, 2009

Nu Horizons Electronics Corp.

In future filings, we will disclose how we apply SAB 104 as part of our revenue recognition policy as follows:

Revenue Recognition

Nu Horizons and its wholly- and majority-owned subsidiaries are engaged in the distribution of high technology electronic components to a wide variety of original equipment manufacturers of electronic products in the United States, Asia and Europe.   The Company also has certain business with a select supplier where it acts as an agent.

The company recognizes revenue in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104").  Under SAB 104, revenue is recognized when there is persuasive evidence of an arrangement, delivery has occurred or services are rendered, the sales price is determinable, and collectability is reasonably assured.  Revenue is recognized at time of shipment.

A portion of the company's business involves shipments directly from its suppliers to its customers.  In these transactions, the company is responsible for negotiating price both with the supplier and customer, payment to the supplier, establishing payment terms with the customer, product returns, and has risk of loss if the customer does not make payment.  As the principal with the customer, the company recognizes the sale and cost of sale of the product upon receiving notification from the supplier that the product was shipped.

In addition, the company has certain business with a supplier and customers that is accounted for on an agency basis (that is, the company recognizes the fees associated with serving as an agent in sales with no associated cost of sales) in accordance with Emerging Issues Task Force ("EITF") Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent."  These transactions relate to the rendering of logistics services for the delivery of inventory for which the company does not assume the risks and rewards of ownership.

Sales are recorded net of discounts, rebates, price adjustments, and returns.  Prompt payment discounts are recorded at the time payment is received from the customer.  Provisions that are made for rebates are made in accordance with EITF 01-9 which are primarily volume driven, based on historical trends and anticipated customer buying patterns.  We record a reserve for potential sales returns in accordance with Statement of Financial Accounting Standard No. 48 "Revenue Recognition when the Right of Return Exist".  Historical sales returns and anticipated future buying patterns are utilized to record provisions for sales returns.

Ms. Kate Tillan
United States Securities and Exchange Commission
July 17, 2009

Nu Horizons Electronics Corp.

7.
Further, please tell us and summarize in future filings the nature of the discounts, rebates and returns you offer customers and explain how you apply EITF 01-9 in accounting for these terms.  Tell us how you considered SFAS 48 with respect to your returns and why you apply EITF 01-9 instead.  Include a description of material assumptions, estimates, material changes, and reasonably likely uncertainties.

Management's Response:  Please refer to Comment 6 above.  We will include the foregoing information in future filings.

8.
Please tell us whether your sales include any other contingencies such as conditions of acceptance, warranties, or price protection.  If included, please tell us and disclose in future filings the nature of these contingencies and how you account for them.

Management's Response:  Our sales are not subject to acceptance provisions and include limited warranties where products may be returned to the seller within twenty days of purchase. Historically, these warranty returns have been minimal.  The Company accounts for these warranties based upon our historical level of warranty claims.  Our passive components segment does offer price adjustments to certain customers.  Considering EITF 01-9, a provision is made for future price adjustments based on historical trends and anticipated future sales trends.  See Comment 6 for our proposed disclosure in future filings.

9.
Please tell us why you treated the correction of your application of EITF 99-19 as a reclassification and not the correction of an error.  Discuss how you considered paragraphs 2(h) and 25 – 26 of SFAS 154 and Item 4.02 of Form 8-K.  Please request your auditors to tell us how they considered AU Section 420.

Management's Response:   In concluding the correction of our application of EITF 99-19 was a reclassification and not the correction of an error, the Company considered quantitative and qualitative factors from the guidance of SAB 99 in assessing whether the prior years financial statements were materially misstated.  The Company believes that the reclassification of revenue and cost of sales for the previously filed financial statements were not material to an investor based upon the Company’s past operating results and trend of earnings.  Management also believes that the filing of a Form 8-K to address Item 4.02  “Non–Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review” was not necessary. In an 8-K furnished May 12, 2008, the Company disclosed the reclassification and the impact it had on its results of operations.

Factors included in reaching this determination included:

a)
The Company’s sales had more than doubled over the last five year period, with significant growth each year, thus the sales and gross margin trend was not significantly impacted. See table below for further details.

Ms. Kate Tillan
United States Securities and Exchange Commission
July 17, 2009

Nu Horizons Electronics Corp.

F/S Caption	2004	2005	2006	2007	2008
($ In thousands)
(net)
Sales	$321,332	$412,013	$499,515	$668,591	$747,170
Gross Margin	62,128	78,839	90,006	114,325	120,399
Gross Margin %	19.3%	19.1%	18.0%	17.1%	16.1%

(gross)
Sales	$347,031	$469,107	$562,548	$738,843	$816,380
Gross Margin	62,128	78,839	90,006	114,325	120,399
Gross Margin %	17.9%	16.8%	16.0%	15.5%	14.7%

b)	Titan sales approximated only 10% of the consolidated gross sales for all periods presented.
c)	There was no impact on net income or EPS for the change in presentation.
d)	The reclassification did not impact any debt covenants.
e)	The reclassification did not hide a failure to meet analysts’ estimates.
f)	The reclassification did not affect regulatory requirements.
g)	The reclassification did not impact our segment reporting.
h)	The differences did not involve the concealment of unlawful transactions

The Company also considered Paragraphs 25 of SFAS 154 and Management believes that no restatement of the prior periods or disclosure was necessary due to the insignificance of the reclassification as discussed above.  Additionally, the Company made full disclosure of this reclassification in its Revenue Recognition footnote in its fiscal 2008 Form 10-K and reclassified all periods presented.

In our most recent Form 10-K filing, this reclassification affected the year ended February 28, 2007, opined on by our former auditors, Lazar Levine & Felix LLP.  The reclassification did not affect the current two fiscal years audited by Ernst & Young LLP.

10.
Further, tell us about your analysis of the supply chain services under EITF in determining that the revenue should be recorded on a net basis.  Tell us whether you recognize your other revenues on a gross or net basis and why.

Management's Response:  The company has certain supply chain business with a supplier that is accounted for on an agency basis (that is, the company recognizes the fees associated with serving as an agent in sales with no associated cost of sales) in accordance with Emerging Issues Task Force ("EITF") Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent."  These transactions relate to the rendering of logistics services for the delivery of inventory for which the company does not assume the risks and rewards of ownership. We have determined that the revenue of the supply chain services (“Titan”) should be recorded on a net basis as the Company considered the following indicators of Gross vs. Net Revenue Reporting in accordance with EITF 99-19:

Ms. Kate Tillan
United States Securities and Exchange Commission
July 17, 2009

Nu Horizons Electronics Corp.

1)
We believe Titan is not the primary obligor in the arrangement. Titan is responsible for warehousing and distribution but is not responsible for marketing or design-in work.   Our supplier negotiates pricing with the final customer.

2)	Titan does have some general inventory risk but it is substantially mitigated by the protection provisions under the agreement with our supplier.
3)	Titan cannot establish pricing with the end customer and earns a fixed fee from its supplier.
4)	Titan is not involved in determining product specifications.
5)	Titan does not have discretion in supplier selection.
6)	Titan does have the risk of physical loss of inventory, but this risk is not considered significant.
7)	Titan does have the credit risk but the credit risk has been historically low.

Based on all the indicators of Gross Revenue Reporting or Net Revenue Reporting Management concluded that most of the significant indicators suggest that the Company should report revenue as net  as we believe that Titan’s role is as an agent versus a principal.

We recognize all other revenue generated by the Company on a gross basis as the Company is the primary obligor as we market the products and are responsible for the overall customer relationship, maintain risk of inventory and collections, and control pricing with our customers.  Please refer to our disclosure regarding Revenue Recognition in Response 6.
.
11.
We note from your disclosure that Titan provided supply chain services.  Please tell us and describe in future filings all of your major revenue-generating products, services, or arrangements clearly.  Also, please tell us and disclose in future filings your revenue recognition policies for the supply chain services, including when you record revenues.

Management's Response:  Please refer to Response 6 for our proposed disclosure on revenue recognition which describes our major revenue generating products and services including our revenue recognition policy for the supply chain services.  Response 10 describes in detail why the supply chain services revenue is accounted for Net as an Agent.

12.	Further, in future filings, please report product and service revenues (and costs of revenues) separately on the face of the income statement to the extent required by Item 5-03(b) of Regulation S-K.

Management's Response:  The Company does not believe that its service revenues and cost of service revenues will be material enough to require disclosure on the face of the income statement in future filings.  Our service revenues currently make up less than 1% of total revenue. Regulation S-X Rule 5-03.1 states that if income is derived from more than one of the sub-captions described under Rule 5.03.1 each class which is not more than 10% of the sum of the items may be combined with another class.  If these items are combined, related costs and expenses as described under Rule 5.03.2 shall be combined in the same matter. Accordingly, we believe our disclosure is appropriate.

Ms. Kate Tillan
United States Securities and Exchange Commission
July 17, 2009

Nu Horizons Electronics Corp.

o.  Cost in Excess of Net Assets Acquired, page F-10

13.
Please tell us and describe in future filings the facts and circumstances leading to the impairment of your goodwill consistent with paragraph 47(a) of SFAS 142.  We note that the impairment related to DT Electronics which was acquired in fiscal 2007.  We also note that in August 2008 you made an earnout payment to the sellers of this company because the company had achieved the earnings milestones established by the agreement.

Management's Response:  In future filings we will describe the facts and circumstances leading to the impairment of goodwill consistent with paragraph 47 (a) of SFAS 142. Please refer to Response 2 for the facts and circumstances leading to the goodwill impairment.

In regards to the earnout payment, the Company acquired DT Electronics in August of fiscal 2007.  During fiscal 2007, the sellers of DT Electronics achieved all of the milestones required for the earnout payments. This was prior to the current economic recession.  Certain earnout payments were deferred in accordance with the share purchase agreement.  In August 2008, the Company made the final earnout payment to the sellers of DT Electronics because DT Electronics had previously met the required earnings milestones in 2007.

14.
We note that DT Electronics also has an intangible asset related to customer relationships of $2,438,000.  Please tell us why the value of this asset was not similarly impaired as a result of factors that caused the impairment of DT Electronics' goodwill.

Management's Response:  It should be noted that despite the global economic recession, the NUE Reporting Unit ("DT Electronics") has been able to maintain its customer base. The customer relationships of the NUE Reporting Unit had approximately fifteen years remaining useful life.  Therefore, we utilized projected cash flows of the NUE Reporting Unit over fifteen years for purposes of the undiscounted cash flow calculation.  Since the sum of the expected undiscounted cash flows was greater than the carrying value of the Customer Relationships, no impairment was recognized.  We also note that the impairment test under SFAS 144 is based upon undiscounted cash flows, while SFAS 142 impairment test for goodwill used discounted cash flows.  For these reasons, we believe that the amortization period for the NUE Reporting Unit customer relationships remains appropriate and the customer relationships were not impaired even though we had an impairment of the Reporting Unit’s goodwill.

Ms. Kate Tillan
United States Securities and Exchange Commission
July 17, 2009

Nu Horizons Electronics Corp.

Note 3.  Acquisitions, page F-14

15.
With respect to the DT Electronics acquisition, please reconcile the total amount of the purchase price allocated to goodwill in this acquisition of $6,059,000 with the stated amount of the impairment charge taken in 2009 related to this acquired company of $7,443,000.

Management's Response:  With respect to the DT Electronics acquisition, the Company made an adjustment during the determination of the final purchase price allocation after the date of acquisition to record an income tax liability of $1,384,000 related to the valuation of the customer relationships. In future filings, the Company will amend future disclosures to be more transparent to the reader.

Below is a reconciliation of the original purchase price allocation to the stated amount of the impairment charge taken in fiscal 2009:

DT Goodwill per allocation of purchase price	$6,059,000
Deferred tax liability and income taxes payable	1,384,000
Total DT Goodwill	$7,443,000

Certifications, Exhibit 31.1 and 31.2

16.
We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.  Refer to Item 601 (31) of Regulation S-K.  This comment applies to your interim filings as well.

Management's Response:  In response to the Staff's comment, we have amended our certifications to exclude the certifying individual’s title at the beginning of each certification in our Form 10-Q for the quarter ended May 31, 2009 and will do so in future filings.